UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   June 7, 2010           File No.  001-33499

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Announces May 2010 Record Production Results

Woodrush May Production Increases 332% from Q1 2010 Average

Calgary, Alberta, June 7, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) (“Dejour”), a high growth oil and natural gas company operating multiple exploration and production projects in Northeastern British Columbia and Western Colorado, today announces record crude oil and natural gas output in May from the Company's Woodrush Project located in the Peace River Arch in British Columbia, Canada.

Gross project oil and gas production for the month of May was 31,580 barrels of oil equivalent (BOE), a 332% improvement over the average gross monthly production of 9500 BOE during Q1-2010.

Daily Production		May 2010

By Product:	Natural Gas	2,208 mcf/d
	Oil	680 bbl/d

Gross Total		1,018 boe/d

Dejour Net 75% WI		764 boe/d

Production increase followed multiple discoveries at the A-1-I and A-91-H locations at Woodrush during Dejour's Q1-2010 winter drilling program. The Company plans to accelerate field development with additional oil drilling scheduled to begin in Q3-2010.

Harrison Blacker, Dejour President and COO states, “The month of May has provided the Company with significant production improvement at Woodrush.  Furthermore, additional project data accumulation leads us to believe that there is opportunity for further 'Halfway' and 'Gething' reserve expansion, with a long-term potential for recoverable reserve increase through water flood.  This project is exceeding expectation and defining itself as an important long term contributor to the Dejour value equation.”

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, anticipated recovery per well for Gibson Gulch, the, risks related prospective resource best estimate being inaccurate or incomplete or based upon errors in assumptions, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd. (Registrant)

Dated: June 7, 2010	By:	/s/ Mathew Wong
Mathew Wong
Chief Financial Officer